FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* DYER, DIANNE	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION TTN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President, Human Resources
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 28, 2003
(Street) SAN DIEGO, CA 92121		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock in 401(k) Plan								2,821(1)	I	401(k) Plan
Common Stock in ESOP								873(1)	I	ESOP Trust
Common Stock								5,000(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	$4.1820	03/28/03	03/28/03	J(2)			7,388	(2)	7/16/07	Common Stock	7,388			D
Employee Stock Options (right to buy)	$1.59	03/28/03	03/28/03	J(3)			25,113	(3)	12/31/07	Common Stock	25,113			D
Employee Stock Options (right to buy)	$3.717	03/28/03	03/28/03	J(4)			6,725	(4)	11/3/08	Common Stock	6,725			D
Employee Stock Options (right to buy)	$7.249	03/28/03	03/28/03	J(5)			20,175	(5)	8/11/09	Common Stock	20,175			D
Employee Stock Options (right to buy)	$17.286	03/28/03	03/28/03	J(6)			33,625	(6)	8/17/10	Common Stock	33,625			D
Employee Stock Options (right to buy)	$13.576	03/28/03	03/28/03	J(7)			33,625	(7)	8/23/11	Common Stock	33,625			D
Employee Stock Options (right to buy)	$8.15	03/28/03	03/28/03	J(8)			30,000	(8)	02/27/13	Common Stock	30,000		0	D
Employee Stock Options (right to buy)	$4.182	03/28/03	03/28/03	J(2)		7,388		(2)	7/16/07	Common Stock	7,388			I	Trust
Employee Stock Options (right to buy)	$1.59	03/28/03	03/28/03	J(3)		25,113		(3)	12/31/07	Common Stock	25,113			I	Trust
Employee Stock Options (right to buy)	$3.717	03/28/03	03/28/03	J(4)		6,725		(4)	11/3/08	Common Stock	6,725			I	Trust
Employee Stock Options (right to buy)	$7.249	03/28/03	03/28/03	J(5)		20,175		(5)	8/11/09	Common Stock	20,175			I	Trust
Employee Stock Options (right to buy)	$17.286	03/28/03	03/28/03	J(6)		33,625		(6)	8/17/10	Common Stock	33,625			I	Trust
Employee Stock Options (right to buy)	$13.576	03/28/03	03/28/03	J(7)		33,625		(7)	8/23/11	Common Stock	33,625			I	Trust
Employee Stock Options (right to buy)	$8.15	03/28/03	03/28/03	J(8)		30,000		(8)	02/27/13	Common Stock	30,000		156,651(9)	I	Trust

Explanation of Responses:

(1) Amounts carried forward from Form 5 previously filed by the reporting person for December 2002.
(2) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vested in four equal installments on July 16, 1998, 1999, 2000 and 2001.
(3) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vested in four equal installments on December 31, 1998, 1999, 2000 and 2001.
(4) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vested in four equal installments on November 3, 1999, 2000, 2001 and 2002.
(5) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vests or has vested as to 1/48th of the total grant amount per month as of the first day of each month following the date of grant until fully exercisable on August 1, 2003.
(6) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vests or has vested as to 1/48th of the total grant amount per month as of the first day of each month following the date of grant until fully exercisable on August 1, 2004.
(7) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vests or has vested as to 1/48th of the total grant amount per month as of the first day of each month following the date of grant until fully exercisable on August 1, 2005.
(8) Transfer of Employee Stock Option to purchase shares of the issuer to Dianne Dyer Trust of which the reporting person is the sole beneficiary and sole trustee. The stock option vests or has vested as to 1/48th of the total grant amount per month as of the first day of each month following the date of grant until fully exercisable on February 1, 2007.
(9) Employee Stock Options held by Dianne Dyer Trust of which the reporting person is the sole beneficiary and the sole trustee. The reporting person may be considered a beneficial owner of said stock options, however she disclaims such beneficial ownership except to the extent of her pecuniary interest therein.

By: /s/ Dianne Dyer Dianne Dyer **Signature of Reporting Person	April 1, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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